UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Ramos Batista, 444, 13º andar
CEP 04552-020 - São Paulo - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
A Publicly Listed Company
CNPJ/MF 02.429.144/0001- 93 - NIRE 35300186133

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CONVENING NOTICE

Shareholders of CPFL Energia S.A. are hereby invited to the Ordinary and Extraordinary General Shareholders’ Meeting, which will be held jointly on April 29 2005, at 10:00 a.m. (ten o’clock), at the Company’s head office at Rua Gomes de Carvalho 1,510, 14th floor, suite 02, Vila Olímpia in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

Ordinary General Meeting:

a)

Presentation of the Management Report, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31 2004;

b)	Approve the proposal for the appropriation of the net income for the fiscal year 2004 and the dividend distribution;

c)	Elect the statutory members and alternates to the Board of Directors;

d)	Establish Management’s global compensation; and

e)	Elect effective members and alternates to the Fiscal Council and establish their fees.

Extraordinary General Shareholders’ Meeting:

Approve the proposal for modifying the Company Bylaws, altering the following articles:

  Article 5: to restate the current monetary value and quantity of shares representing the Company’s Capital Stock; and

  Article 20: to reduce the term of office of the Board of Executive Officers from 3 to 2 years.

General Instructions:

1.

Pursuant to Article 135, Paragraph 3 of Law 6404/76, the appropriate documents to be discussed at the Ordinary and Extraordinary General Shareholders’ Meeting are available to shareholders as from this date, at the Company’s head office.

2.

The shareholder wishing to be represented by an attorney in fact, constituted according to Article 126, Paragraph 1 of Law 6404/76, must deliver the respective power of attorney at the Company’s head office at least 24 hours prior to the holding of the Ordinary and Extraordinary General Shareholders’ Meeting.

3.

Pursuant to CVM Instruction 165 of December 11 1991, as amended by CVM Instruction 282/98, the minimum percentage stake in the voting capital to be eligible for multiple voting rights in the election of members of the Board of Directors is 5% (five percent).

São Paulo, March 31 2005.

Carlos Ermírio de Moraes
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.